UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

June 30, 2022 (June 29, 2022)

Date of Report (date of earliest event reported)

BROOKLINE CAPITAL ACQUISITION CORP.

(Exact name of Registrant as specified in its charter)

Delaware	001-39488	85-1260244
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

280 Park Avenue, Suite 43W
New York, NY 10017
(Address of principal executive offices)

(646) 603-6716

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbols	Name of each exchange on which registered
Units, each consisting of one share of Common Stock, one-half of one Redeemable Warrant	BCACU	The Nasdaq Stock Market LLC
Common Stock, par value $0.0001 per share	BCAC	The Nasdaq Stock Market LLC
Warrants, each whole warrant exercisable for one share of Common Stock for $11.50 per share	BCACW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.03	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

As previously disclosed, on May 2, 2022, Brookline Capital Acquisition Corp., a Delaware corporation (the “Company”), issued a non-convertible unsecured promissory note (the “Extension Note”) in the principal amount of $167,032.54 to Brookline Capital Holdings, LLC, a Delaware limited liability company (the “Sponsor”) and on June 2, 2022 the Company issued an amended and restated Extension Note (the “First Amended and Restated Extension Note”) to reflect an additional principal amount of $167,032.54 (for a collective principal amount of $334,065.08). The Sponsor deposited such funds into the Company’s trust account (the “Trust Account”), as described in the prospectus filed by the Company in connection with the Company’s initial public offering. The Extension Note and the First Amended and Restated Extension Note were each issued in connection with the approval of the Amendment to the Company’s Amended and Restated Certificate of Incorporation and extension (the “Extension”) of the date by which the Company must consummate a business combination transaction from May 2, 2022 (the date which is 15 months from the closing date of the Company’s initial public offering of units) on a monthly basis up to November 2, 2022 and constitute the first and second monthly contributions as previously disclosed in the Company’s Current Report on Form 8-K as filed with the Securities and Exchange Commission (the “SEC”) on April 26, 2022 and the Company’s Current Report on Form 8-K as filed with the SEC on June 2, 2022.

On June 29, 2022, in connection with the third monthly contribution, the Sponsor deposited an additional $167,032.54 into the Trust Account, and the Company amended and restated the First Amended and Restated Extension Note to include the aggregate of both the first, second and third monthly contribution amounts (the “Second Amended and Restated Extension Note”), reflecting an aggregate principal amount thereunder of $501,097.62.

The Second Amended and Restated Extension Note bears no interest and is repayable in full upon the consummation of the Company’s previously announced business combination disclosed in its Current Report on Form 8-K as filed with the SEC on March 18, 2022.

A copy of the Second Amended and Restated Extension Note is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated herein by reference. The disclosure as set forth in this Item 2.03 is intended to be a summary only and is qualified in its entirely by reference to such Extension Note.

Item 8.01	Other Events.

A copy of the press release issued by the Company announcing the extension of the period of time the Company has to consummate its proposed transaction is attached as Exhibit 99.1 to this Current Report on Form 8-K.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

10.1	Second Amended and Restated Promissory Note dated June 29, 2022 issued in favor of Brookline Capital Holdings, LLC

99.1	Press Release dated June 30, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 30, 2022

By:	/s/ Dr. Samuel P. Wertheimer
Name:	Dr. Samuel P. Wertheimer
Title:	Chief Executive Officer and Chairman of the Board of Directors

Exhibit 10.1

THIS PROMISSORY NOTE (“NOTE”) HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”). THIS NOTE HAS BEEN ACQUIRED FOR INVESTMENT ONLY AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF REGISTRATION OF THE RESALE THEREOF UNDER THE SECURITIES ACT OR AN OPINION OF COUNSEL REASONABLY SATISFACTORY IN FORM, SCOPE AND SUBSTANCE TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED.

SECOND AMENDED AND RESTATED

PROMISSORY NOTE

June 29, 2022

Principal Amount: $501,097.62

Brookline Capital Acquisition Corp., a Delaware corporation and blank check company (the “Maker”), promises to pay to the order of Brookline Capital Holdings, LLC, a Delaware limited liability company, or its registered assigns or successors in interest (the “Payee”), or order, the principal sum of five hundred one thousand ninety-seven dollars and sixty-two cents ($501,097.62) in lawful money of the United States of America, on the terms and conditions described below. All payments on this Note shall be made by check or wire transfer of immediately available funds or as otherwise determined by the Maker to such account as the Payee may from time to time designate by written notice in accordance with the provisions of this Note.

1. Principal. The principal balance of this Note shall be payable by the Maker on the earlier of: (i) the date on which Maker consummates its initial business combination or (ii) the date that the winding up of the Maker is effective (such date, the “Maturity Date”). The principal balance may be prepaid at any time, at the election of Maker. Under no circumstances shall any individual, including but not limited to any executive officer, director, employee or stockholder of the Maker, be obligated personally for any obligations or liabilities of the Maker hereunder.

2. Interest. No interest shall accrue on the unpaid principal balance of this Note.

3. Application of Payments. All payments shall be applied first to payment in full of any costs incurred in the collection of any sum due under this Note, including (without limitation) reasonable attorney’s fees, then to the payment in full of any late charges and finally to the reduction of the unpaid principal balance of this Note.

4. Events of Default. The following shall constitute an event of default (“Event of Default”):

(a) Failure to Make Required Payments. Failure by Maker to pay the principal amount due pursuant to this Note within five (5) business days of the Maturity Date.

(b) Voluntary Bankruptcy, Etc. The commencement by Maker of a voluntary case under any applicable bankruptcy, insolvency, reorganization, rehabilitation or other similar law, or the consent by it to the appointment of or taking possession by a receiver, liquidator, assignee, trustee, custodian, sequestrator (or other similar official) of Maker or for any substantial part of its property, or the making by it of any assignment for the benefit of creditors, or the failure of Maker generally to pay its debts as such debts become due, or the taking of corporate action by Maker in furtherance of any of the foregoing.

(c) Involuntary Bankruptcy, Etc. The entry of a decree or order for relief by a court having jurisdiction in the premises in respect of Maker in an involuntary case under any applicable bankruptcy, insolvency or other similar law, or appointing a receiver, liquidator, assignee, custodian, trustee, sequestrator (or similar official) of Maker or for any substantial part of its property, or ordering the winding-up or liquidation of its affairs, and the continuance of any such decree or order unstayed and in effect for a period of 60 consecutive days.

5. Remedies.

(a) Upon the occurrence of an Event of Default specified in Section 4(a) hereof, Payee may, by written notice to Maker, declare this Note to be due immediately and payable, whereupon the unpaid principal amount of this Note, and all other amounts payable hereunder, shall become immediately due and payable without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived, anything contained herein or in the documents evidencing the same to the contrary notwithstanding.

(b) Upon the occurrence of an Event of Default specified in Sections 4(b) and 4(c), the unpaid principal balance of this Note, and all other sums payable with regard to this Note, shall automatically and immediately become due and payable, in all cases without any action on the part of Payee.

6. Waivers. Maker and all endorsers and guarantors of, and sureties for, this Note waive presentment for payment, demand, notice of dishonor, protest, and notice of protest with regard to the Note, all errors, defects and imperfections in any proceedings instituted by Payee under the terms of this Note, and all benefits that might accrue to Maker by virtue of any present or future laws exempting any property, real or personal, or any part of the proceeds arising from any sale of any such property, from attachment, levy or sale under execution, or providing for any stay of execution, exemption from civil process, or extension of time for payment; and Maker agrees that any real estate that may be levied upon pursuant to a judgment obtained by virtue hereof or any writ of execution issued hereon, may be sold upon any such writ in whole or in part in any order desired by Payee.

7. Unconditional Liability. Maker hereby waives all notices in connection with the delivery, acceptance, performance, default, or enforcement of the payment of this Note, and agrees that its liability shall be unconditional, without regard to the liability of any other party, and shall not be affected in any manner by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Payee, and consents to any and all extensions of time, renewals, waivers, or modifications that may be granted by Payee with respect to the payment or other provisions of this Note, and agrees that additional makers, endorsers, guarantors, or sureties may become parties hereto without notice to Maker or affecting Maker’s liability hereunder.

8. Notices. All notices, statements or other documents which are required or contemplated by this Note shall be made in writing and delivered: (i) personally or sent by first class registered or certified mail, overnight courier service or facsimile or electronic transmission to the address designated in writing, (ii) by facsimile to the number most recently provided to such party or such other address or fax number as may be designated in writing by such party or (iii) by electronic mail, to the electronic mail address most recently provided to such party or such other electronic mail address as may be designated in writing by such party. Any notice or other communication so transmitted shall be deemed to have been given on the day of delivery, if delivered personally, on the business day following receipt of written confirmation, if sent by facsimile or electronic transmission, one (1) business day after delivery to an overnight courier service or five (5) days after mailing if sent by mail.

9. Construction. THIS NOTE SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS THEREOF.

10. Severability. Any provision contained in this Note which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction.

11. Trust Waiver. Notwithstanding anything herein to the contrary, the Payee hereby waives any and all right, title, interest or claim of any kind (“Claim”) in or to any distribution of or from the trust account (the “Trust Account”) established in connection with Maker’s initial public offering (the “IPO”), and hereby agrees not to seek recourse, reimbursement, payment or satisfaction for any Claim against the Trust Account for any reason whatsoever; provided however that upon the consummation of the initial business combination, Maker shall repay the principal balance of this Note out of the proceeds released to Maker from the Trust Account.

12. Amendment; Waiver. Any amendment hereto or waiver of any provision hereof may be made with, and only with, the written consent of the Maker and the Payee.

13. Assignment. No assignment or transfer of this Note or any rights or obligations hereunder may be made by any party hereto (by operation of law or otherwise) without the prior written consent of the other party hereto and any attempted assignment without the required consent shall be void; provided, however, that the foregoing shall not apply to an affiliate of Payee who agrees to be bound to the terms of this Note.

[Signature page follows]

IN WITNESS WHEREOF, Maker, intending to be legally bound hereby, has caused this Note to be duly executed by the undersigned as of the day and year first above written.

BROOKLINE CAPITAL ACQUISITION CORP.

/s/ Dr. Samuel P. Wertheimer
Dr. Samuel P. Wertheimer Chief Executive Officer and Chairman

Exhibit 99.1

Brookline Capital Acquisition Corp. Confirms Receipt of Sponsor Funds to Extend Period of Time to Consummate Business Combination and for Additional Working Capital

New York, NY – June 30, 2022 – Brookline Capital Acquisition Corp. (“BCAC”) (Nasdaq: BCAC), a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, today announced that Brookline Capital Holdings, LLC, BCAC’s Sponsor, has deposited into the BCAC trust account (the “Trust Account”) an additional $167,032.54, representing $0.033 per public share. In consideration for the deposit, BCAC has issued to our Sponsor an amended unsecured interest free promissory note for the principal amount of the aggregate of such deposit, together with similar deposits made on May 2, 2022 and June 2, 2022, which will be repaid in connection with the closing of BCAC’s previously announced business combination. As a result of the deposits into the Trust Account, the period of time that BCAC has to complete the previously announced proposed transaction with Apexigen Inc. has been extended by a month to August 2, 2022 (and may be extended thereafter on a monthly basis for up to an aggregate of six months to November 2, 2022 upon payment of a monthly fee equal to $0.033 for each public share not redeemed).

About BCAC

BCAC is a blank check company, also commonly referred to as a special purpose acquisition company, or SPAC, formed for the purpose of entering into a merger, capital stock exchange, asset acquisition, stock purchase reorganization or similar business combination with one or more businesses or entities. While BCAC’s efforts to identify a target business spanned many industries, the focus of BCAC’s search was for prospects within the life sciences industry. Founded in 2020 by Brookline Capital Markets, a division of Arcadia Securities, LLC, a boutique investment bank with experience providing capital markets and advisory services to public and private life sciences companies, blank check companies (working with management teams during the IPO process, and later in the course of their initial business combinations) and other emerging growth enterprises, BCAC is led by an affiliated team of life sciences industry experts. For more information, visit www.brooklinecap.com.

About Apexigen, Inc.

Apexigen is a clinical-stage biopharmaceutical company focused on discovering and developing a new generation of antibody therapeutics for oncology, with an emphasis on new immuno-oncology agents that may harness the patient’s immune system to combat and eradicate cancer. Sotigalimab and Apexigen’s other programs were discovered using Apexigen’s proprietary APXiMABTM antibody discovery platform. This platform has enabled Apexigen and its collaboration partners to discover and develop high-quality therapeutic antibodies against a variety of molecular targets, including targets that are difficult to drug with conventional antibody technologies. Multiple product candidates have been discovered using the APXiMAB platform, one of which is commercially available and the others are in clinical development, either internally by Apexigen or by its licensees. On March 18, 2022, Apexigen announced that it had entered into a business combination agreement with BCAC, pursuant to which Apexigen and BCAC will combine, with the former equityholders of both entities holding equity in the combined public company listed on the Nasdaq Stock Exchange.

Additional Information and Where to Find It

In connection with the proposed business combination, BCAC filed a registration statement on Form S-4 (the “Registration Statement”) containing a preliminary proxy statement and preliminary prospectus of BCAC, and after the Registration Statement is declared effective, BCAC will mail a definitive proxy statement/prospectus relating to the proposed business combination to its stockholders. BCAC’s and Apexigen’s stockholders and other interested persons are advised to read the Registration Statement, including any amendments thereto and other documents filed in connection with BCAC’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because those materials contain important information about Apexigen, BCAC and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials will be mailed to BCAC stockholders of record as of June 27, 2022, the record date established for voting on the proposed business combination.

Stockholders may obtain a copy of the preliminary or definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC by BCAC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Patrick Sturgeon, Chief Financial Officer, Brookline Capital Acquisition Corp., 280 Park Avenue, Suite 43W, New York, New York 10017, or by telephone at (646) 603-6716, or by contacting Morrow Sodali LLC, BCAC’s proxy solicitor, toll-free at (800) 662-5200.

Participants in the Solicitation

Apexigen, BCAC and their respective directors and executive officers and other persons may be deemed to be participants in the solicitations of proxies from BCAC stockholders in respect of the proposed business combination. Information regarding BCAC’s directors and executive officers is available in its final prospectus filed with the SEC under Rule 424(b)(4) on January 29, 2021. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests is contained in the proxy statement/prospectus related to the proposed business combination, which was filed on a Form S-4/A (File No. 333-264222) on June 27, 2022, and which can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This press release shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the business combination. This press release shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Brookline Capital Acquisition Corp. Contact:

Samuel P. Wertheimer

Chief Executive Officer and Chairman

Brookline Capital Acquisition Corp.

+1-646-603-6716

bcac@brooklinecapmkts.com